Exhibit 3.1
AMENDMENT NO. 2 TO THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
ONEOK PARTNERS, L.P.

This Amendment No. 2, dated July 12, 2011 (this “Amendment”), to the Third Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of ONEOK Partners, L.P., a Delaware limited partnership, dated as of September 15, 2006, is entered into and effectuated by ONEOK Partners GP, L.L.C., a Delaware limited liability company in its capacity as the General Partner, pursuant to authority granted to it in Article XV of the Partnership Agreement.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS:

WHEREAS, Section 4.5 of the Partnership Agreement provides that the Partnership may effect a subdivision of Partnership Securities;

WHEREAS, the Partnership has heretofore authorized a two-for-one split (the “Unit Split”) for each class of Partnership Securities, namely the Common Units and the Class B Units and, in accordance with Section 4.5(b) of the Partnership Agreement, has set June 30, 2011 as the Record Date for such Unit Split;

WHEREAS, pursuant to the terms of the Partnership Agreement and the requirements of the New York Stock Exchange (the “NYSE”), the Partnership provided written notice of the Unit Split to the NYSE and to the Partnership’s Record Holders on June 7, 2011 and June 10, 2011, respectively;

WHEREAS, Section 5.6 of the Partnership Agreement provides that the Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution and Third Target Distribution shall be proportionately adjusted in the event of any subdivision of Units; and

WHEREAS, the General Partner has determined that it is in the best interests of the Partnership and the Limited Partners to amend the Partnership Agreement to reflect the Unit Split and to make such other changes pursuant to Section 15.1(d)(iii) of the Partnership Agreement as the General Partner deems appropriate.

NOW, THEREFORE, it is hereby agreed as follows:

AMENDMENT

A.	Amendment. The Partnership Agreement is hereby amended as follows:

1)	Section 2.1 is hereby amended as follows:

a)	a new definition of “2011 Unit Split” shall be added to Section 2.1 in appropriate alphabetical order, as follows:

“2011 Unit Split” means the two-for-one split of the Common Units and of the Class B Units affected on July 12, 2011 by way of a dividend and distribution of (i) one Common Unit for each Common Unit outstanding and (ii) one Class B Unit for each Class B Unit outstanding, in each case, to Record Holders as of June 30, 2011.

b)	the definition of “Class B Unit” shall be deleted in its entirety and replaced with the following:

“Class B Unit” means a Unit, of which a total of 72,988,252 were Outstanding on the Split Date (after giving effect to the 2011 Unit Split), representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Class B Units in this Agreement.  Except as otherwise provided in this Agreement, the term “Class B Unit” does not refer to a Common Unit prior to the conversion of the Class B Unit into a Common Unit pursuant to the terms hereof.

c)	the definition of “First Target Distribution” shall be deleted in its entirety and replaced with the following:

“First Target Distribution” means $0.3025 per Unit per calendar quarter, subject to adjustment in accordance with Sections 5.6 and 9.5.

d)	the definition of “Minimum Quarterly Distribution” shall be deleted in its entirety and replaced with the following:

“Minimum Quarterly Distribution” means $0.275 per Unit per calendar quarter, subject to adjustment in accordance with Sections 5.6 and 9.5.

e)	the definition of “Second Target Distribution” shall be deleted in its entirety and replaced with the following:

“Second Target Distribution” means $0.3575 per Unit per calendar quarter, subject to adjustment in accordance with Sections 5.6 and 9.5.

f)	a new definition of “Split Date” shall be added to Section 2.1 in appropriate alphabetical order, as follows:

“Split Date” means July 12, 2011.

g)	the definition of “Third Target Distribution” shall be deleted in its entirety and replaced with the following:

“Third Target Distribution” means $0.4675 per Unit per calendar quarter, subject to adjustment in accordance with Sections 5.6 and 9.5.

2)	Section 4.8(a) shall be deleted in its entirety and replaced with the following:

a)
General.  Prior to the Effective Date, the Partnership Policy Committee designated and created a class of Units designated as “Class B Units” and fixed the designations, preferences and relative, participating, optional or other special rights, power and duties of holders of the Class B Units as set forth in this Section 4.8.  As of the Split Date (after giving effect to the 2011 Unit Split), there shall be a total of 72,988,252 Class B Units.

B.	Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.	Applicable Law. This Amendment shall be construed and governed by the laws of the State of Delaware.

D.	Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.

E.	Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute an agreement binding on all parties thereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

 IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

ONEOK PARTNERS GP, L.L.C.

By: /s/ John W. Gibson
Name:  John W. Gibson
Title:  Chairman, President and
           Chief Executive Officer